901 Fifteenth Street, NW, Suite 800 Washington, DC 20005 202.729.7470 202.730.4520 fax
John Mahon 202.729.7477	Writer's E-mail Address John.Mahon@srz.com

March 19, 2020

VIA EDGAR

Mr. Christopher Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: 180 Degree Capital Corp.
Preliminary Proxy Statement
(File No. 811-07074)

Dear Mr. Bellacicco:

On behalf of 180 Degree Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 13, 2020 with respect to the Company’s preliminary proxy statement (File No. 811-07074), initially filed with the Commission on March 3, 2020 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Proxy Statement. Where revisions to the Preliminary Proxy Statement are referenced in the below responses, such revisions are indicated by proposed marked pages from the Preliminary Proxy Statement attached hereto.

Cover Page

1.Comment: On page 2 of the Preliminary Proxy Statement, in describing the required vote for the election of directors at the Company's upcoming annual stockholders meeting, please revise the disclosure to more clearly explain what "election by a plurality of the votes cast" means.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.Comment: In the table on page 4 of the Preliminary Proxy Statement, we note that you only provide beneficial ownership disclosure with respect to four executive officers. Please confirm that the Company only has 4 executive offers, or alternatively revise such beneficial ownership disclosure to also include the third most highly compensated executive officer, other than the Company's principal executive officer and principal financial officer.

Response: The Company advises the Staff on a supplemental basis that it presently only has four executive officers, each of whom is listed in the above-referenced beneficial ownership table.

3.Comment: On page 7 of the Preliminary Proxy Statement, we note the reference to Charles E. Ramsey's retirement from the Company's board of directors. Please revise your disclosure to clarify what will happen upon Mr. Ramsey's retirement, including whether someone will be appointed to fill Mr. Ramsey's seat.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.Comment: On page 7 of the Preliminary Proxy Statement, please revise the proxy materials to provide the tabular disclosure regarding the Company's directors required by Item 22(b) to Schedule 14A.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.Comment: On page 8 of the Preliminary Proxy Statement, we note your disclosure referencing the fact that none of the Company's directors attended fewer than 75% of the Company's board and committee meetings. Please revise such disclosure to state the Company's policy regarding the attendance of its directors at such board and committee meetings.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.Comment: On page 12 of the Preliminary Proxy Statement, we note the reference to the Company's status as a business development company. Please revise such disclosure to reflect the Company's current status as a registered closed-end fund, rather than a business development company.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.Comment: On page 24 of the Preliminary Proxy Statement, we note the Company’s reference and description of possible audit-related fees the Company may incur. However, it does not appear that the Company has included a line item for audit related fees in its discussion of fees paid to the Company's auditor. Please revise the disclosure to address this apparent inconsistency.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.Comment: Please confirm that the Company does not have an external investment adviser or external administrator.

Response: The Company confirms to the Staff that it does not currently have an external investment adviser or an external administrator. The Company is instead internally managed by its executive officers.

9.Comment: Please advise the Staff whether the Company intends to utilize either the full set delivery or "notice and access" option to distribute its proxy materials to stockholders, and confirm that the Company will comply with the application requirements of the option it selects.

Response: The Company advises the Staff on a supplemental basis that it intends to utilize the full set delivery method set forth in Rule 14a-16(n) to distribute its definitive proxy materials to its stockholders, and further confirms that it will deliver a full copy of its definitive proxy materials and annual report to each stockholder as required pursuant to Rule 14a-16(n).

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon
John J. Mahon

cc: Daniel B. Wolfe, President, Chief Financial Officer and Chief Compliance Officer / 180 Degree Capital Corp.

180° CAPITAL CORP

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 14, 2020

To the Shareholders of 180 Degree Capital Corp.:

NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting of Shareholders (the "Annual Meeting") of 180 Degree Capital Corp. (the "Company") will be held on Thursday, May 14, 2020, at 10:00 a.m., local time, at ~~the offices of Schulte, Roth & Zabel, LLP, 919 Third Avenue, New York, New York 10022~~7 N. Willow Street, Suite 4B, Montclair, NJ 07042. As part of our precautions regarding the coronavirus or COVID-19, we respectfully request that all shareholders refrain from attending the Annual Meeting in person, and instead participate via webcast at https://join.freeconferencecall.com/180degreecapital or telephone at (712) 770-4598 passcode 415049. This meeting has been called by the Board of Directors of the Company, and this notice is being issued at its direction. It has called this meeting for the following purposes:

1. To elect five directors of the Company to hold office until the next annual meeting of shareholders or until their respective successors have been duly elected and qualified;
2. To approve an amendment to the Company's restated certificate of incorporation to effect a reverse stock split of the Company's common stock, by a ratio of not less than 1-for-2 and not more than 1-for-4, and a proportionate reduction in the number of authorized shares of common stock (the stock split together with the reduction are referred to herein as the "Reverse Stock Split"), such ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of the Board of Directors of the Company;
3. To ratify, confirm and approve the Audit Committee's selection of PricewaterhouseCoopers LLP as the independent registered public accountant for the fiscal year ending December 31, 2020;
4. To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

We encourage you to contact us at 973-746-4500, from 9:00 a.m. to 5:00 p.m. EDT, if you have any questions.

Our proxy statement is available at: https://ir.180degreecapital.com/sec-filings

Our annual report is available at: https://ir.180degreecapital.com/financial-results

Holders of record of the Company's common stock as of the close of business on [March 16, 2020], will be entitled to vote at the Annual Meeting.

Whether or not you expect to be present in person at the Annual Meeting, please sign and date the accompanying proxy card and return it promptly in the enclosed business reply envelope, which requires no postage if mailed in the United States, so you will be represented at the Annual Meeting. Even if you vote your shares prior to the Annual Meeting, you may attend and vote your shares in person.

By Order of the Board of Directors,

Kevin M. Rendino
Chairman and Chief Executive Officer

[•]
Montclair, New Jersey

IMPORTANT: PLEASE MAIL YOUR PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.

THE MEETING DATE IS MAY 14, 2020.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 14, 2020.

Our proxy statement and annual report for the year ended December 31, 2019, are available on the Internet through our website at *https://ir.180degreecapital.com/sec-filings* and *https://ir.180degreecapital.com/financial-results*, respectively.

The following information applicable to the Annual Meeting may be found in the proxy statement and accompanying proxy card:

- The date, time and location of the meeting;
- A list of the matters intended to be acted on and our recommendations regarding those matters;
- Any control/identification numbers that you need to access your proxy card; and
- Information about attending the meeting and voting in person.

~~(THIS PAGE LEFT BLANK INTENTIONALLY)~~

180° CAPITAL CORP

7 N. Willow Street, Suite 4B
Montclair, NJ 07042
(973) 746-4500

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2020

This proxy statement is being furnished in connection with the solicitation of proxies by the board of directors (the "Board") of 180 Degree Capital Corp. (the "Company," "180", "we," "us" or "our") for use at our upcoming 2020 Annual Meeting of Shareholders (the "Annual Meeting"), which will be held on Thursday, May 14, 2020, at 10:00 a.m., local time, at ~~the offices of Schulte, Roth & Zabel, LLP, 919 Third Avenue, New York, New York 10022, and at any postponements or adjournments thereof.~~ 7 N. Willow Street, Suite 4B, Montclair, NJ 07042, and at any postponements or adjournments thereof. As part of our precautions regarding the coronavirus or COVID-19, we respectfully request that all shareholders refrain from attending the Annual Meeting in person, and instead participate via webcast at https://join.freeconferencecall.com/180degreecapital or telephone at (712) 770-4598 passcode 415049. We are mailing this proxy statement and the accompanying notice and proxy card, to the Company's shareholders entitled to vote at the Annual Meeting on or about [•].

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, you will be asked to vote on the following proposals:

1. To elect five directors of the Company to hold office until the next annual meeting of shareholders or until their respective successors have been duly elected and qualified ("Election of Directors Proposal");

2. To approve an amendment to the Company's restated certificate of incorporation to effect a reverse stock split of the Company's common stock, by a ratio of not less than 1-for-2 and not more than 1-for-4, and a proportionate reduction in the number of authorized shares of common stock (the stock split together with the reduction are referred to herein as the "Reverse Stock Split"), such ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of the Board of Directors of the Company ("Reverse Stock Split Proposal");

3. To ratify, confirm and approve the Audit Committee's selection of PricewaterhouseCoopers LLP as the independent registered public accountant for the fiscal year ending December 31, 2020 ("Selection of Independent Registered Public Accountant Proposal"); and

4. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

We are not aware of any other matter that will be presented for your vote at the Annual Meeting.

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Who is entitled to vote?

Only shareholders of record at the close of business on the Record Date, [March 16, 2020], are entitled to receive notice of and to vote the shares of our common stock that they held on the Record Date at the Annual Meeting, or any postponements or adjournments thereof. Each outstanding share of common stock, as of the Record Date, entitles its holder as of the Record Date to cast one vote on each matter acted upon at the Annual Meeting. As of the Record Date, there were 31,121,562 shares of our common stock outstanding. If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Annual Meeting only if you obtain proper written authority from your institution or nominee that you present at the Annual Meeting.

How is a quorum determined?

A quorum of our shareholders must be represented at the Annual Meeting for any business to be conducted. Our Bylaws provide that a majority of the shareholders entitled to vote, present in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and Broker Non-Votes will be counted as shares represented at the Annual Meeting for purposes of determining the existence of a quorum. A "Broker Non-Vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner or other persons entitled to vote.

How can I vote?

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (i.e., authorizing someone to vote your shares). If you properly sign and date the accompanying proxy card and the Company receives it prior to the Annual Meeting, the persons named as proxies will vote the shares registered directly in your name in the manner that you specified. If you are a stockholder of record (i.e., you hold shares directly in your name), you may revoke a proxy at any time before it is exercised by written notification delivered to our Secretary, by voting in person at the Annual Meeting, or by executing another proxy bearing a later date. **If you give no instructions on the proxy card, the shares covered by the proxy card will be voted "FOR" each of the matters listed in this proxy statement. If any other matters properly come before the Annual Meeting, the persons named on the proxies will vote upon such matters at their discretion.**

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

What vote is required to approve each proposal?

Election of Directors. For the Election of Directors Proposal, the directors will be elected by a plurality of the votes cast at the Annual Meeting. Under plurality voting, each candidate for a particular board seat who receives the most votes cast for his or her election at the Annual Meeting will be elected as a director. If a candidate is running unopposed, a single vote for his or her election would satisfy the plurality requirement. Broker Non-Votes will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

Reverse Stock Split. For the Reverse Stock Split Proposal, approval requires the affirmative vote of the holders of a majority of the outstanding common stock of 180 entitled to vote on the matter at the Annual Meeting (meaning that of the shares of common stock outstanding on the record date for the Annual Meeting, a majority of them must be voted "FOR" the Reverse Stock Split Proposal for it to be approved). For purposes of the vote on this Reverse Stock Split Proposal, an abstention, a broker non-vote or a failure to submit a proxy card or vote by telephone, over the Internet or in person at the Annual Meeting will have the same effect as voting "AGAINST" the Reverse Stock Split Proposal. Under NYSE rules, the Reverse Stock Split Proposal is considered a "discretionary" item. Consequently, a broker who is a member of the NYSE will have discretion to vote your shares and, therefore, may vote your shares with respect to the Reverse Stock Split Proposal if you do not provide your broker with

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percentage of Outstanding Common Shares Owned
Independent Directors:		
Stacy R. Brandom	[56,116]	*
Charles E. Ramsey	[100,302]	*
Richard P. Shanley	[82,729]	*
Parker A. Weil	[33,100]	*
Interested Directors[2]:		
Kevin M. Rendino	[771,901]	[2.5]
	~~[755,401]~~	~~[2.4]~~
Daniel B. Wolfe[3]	[317,070]	[1.0]
	~~[310,000]~~	~~*~~
Executive Officers:		
Robert E. Bigelow, III	[177,450]	*
Alicia M. Gift	[53,300]	*
	~~[49,799]~~	
All directors and executive officers as a group (8 persons)	[1,591,968]	[5.1]
	~~[1,564,897]~~	~~[5.0]~~
Five Percent Shareholders:		
Ariel Investments, LLC[4]	[2,978,818]	[9.6]
200 E. Randolph Drive, Suite 2900		
Chicago, IL 60601		
Financial Consulate, Inc.[5]	[2,171,342]	[7.0]
201 International Circle, Suite 520		
Hunt Valley, MD 21030		

* Less than 1 percent.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act").

(2) Denotes an individual who is an "interested person" as defined in the Investment Company Act of 1940 (the "1940 Act").

(3) Includes 11,150 shares owned jointly with wife.

(4) Based on information obtained in a Schedule 13F filed on February 14, 2020, Ariel Investments, LLC has sole dispositive and voting power for these shares.

(5) Based on information obtained in a Schedule 13F filed on January 22, 2020, Financial Consulate, Inc. has sole dispositive and voting power for these shares.

5

Set forth below is the dollar range of equity securities beneficially owned by each director or nominee as of [March 16, 2020].

Name of Director or Nominee	Dollar Range of Equity Securities Beneficially Owned (1)(2)(3)
Independent Directors:	
Stacy R. Brandom	[$50,001-$100,000]
	~~[Over $100,000]~~
Charles E. Ramsey	[Over $100,000]
Richard P. Shanley	[Over $100,000]
Parker A. Weil	[$50,001-$100,000]
Interested Directors(4):	
Kevin M. Rendino	[Over $100,000]
Daniel B. Wolfe	[Over $100,000]

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.
(2) The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.
(3) The dollar ranges are based on the price of the equity securities as of [March 16, 2020].
(4) Denotes an individual who is an "interested person" as defined in the Investment Company Act of 1940 (the "1940 Act").

While the Company does not currently have any formal share ownership guidelines, in 2019 and through the record date, the executive officers and directors increased their ownership in the Company by [373,639] shares by buying in the open market.

Do dissenting shareholders have appraisal rights?

Shareholders do not have any appraisal rights in connection with the Election of Directors Proposal, the Reverse Stock Split Proposal or the Selection of Independent Registered Public Accountant Proposal.

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ELECTION OF DIRECTORS

(Proposal No. 1)

The five nominees listed below have been nominated to serve as our directors until the next annual meeting or until their respective successors are duly elected and qualified. The Board currently consists of five members with no vacancies. All five of the director nominees currently serve as directors. Mr. Charles E. Ramsey, who currently serves on the Board is retiring from the Board and is not standing for election at this Annual Meeting. Although it is not anticipated that any of the nominees will be unable or unwilling to serve, in the unexpected event that any such nominees should become unable or decline to serve, it is intended that votes will be cast for substitute nominees designated by our present Board. Upon Mr. Ramsey's retirement, the size of the Board will be decreased to five members.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL OF THE NOMINEES.

Nominees

Certain information, as of [March 16, 2020], with respect to each of the five nominees for election at the Annual Meeting is set forth below, including their names, ages and a brief description of their recent business experience and qualifications, including principal occupations for the past five years, certain directorships held by each and the year in which each became a director of the Company. All of the nominees have agreed to serve for a one-year term if elected and consent to being referred to in this proxy statement. The nominees for election as directors of the Company have been divided into two groups -- interested directors and independent directors. Interested directors are "interested persons" as defined in the 1940 Act. We do not currently have an advisory board.

Name, Address and Age	Position Held with Company	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships Held by Director
Interested Directors					
Kevin M. Rendino 7 N. Willow Street, Suite 4B Montclair NJ 07042 Age 53	Chairman, Chief Executive Officer and Portfolio Manager	Chief Executive Officer and Portfolio Manager: March 2017 to present. Member of the Board: June 2016 to present	N/A	N/A	Synacor, Inc.: March 2019 to present
Daniel B. Wolfe 7 N. Willow Street, Suite 4B Montclair NJ 07042 Age 43	President, Chief Financial Officer and Chief Compliance Officer	President: January 2009 to present. Chief Financial Officer and Chief Compliance Officer: July 2016 to present Portfolio Manager and Member of the Board: March 2017 to present	N/A	N/A	None

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Name, Address and Age	Position Held with Company	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships Held by Director
Independent Directors					
Stacy R. Brandom 7 N. Willow Street, Suite 4B Montclair NJ 07042 Age 62	Independent Director	January 2014 to present	Chief Financial Officer of Save the Children U.S.	N/A	None
Richard P. Shanley 7 N. Willow Street, Suite 4B Montclair NJ 07042 Age 73	Independent Director	March 2007 to present	N/A	N/A	None
Parker Weil 7 N. Willow Street, Suite 4B Montclair NJ 07042 Age 54	Independent Director	July 2017 to present	Vice Chairman of Investment Banking at Cowen and Company	N/A	None

Interested Directors

Kevin M. Rendino. Mr. Rendino, age 53, has served as Chairman, Chief Executive Officer and Portfolio Manager of the Company since March 2017. He has served as a member of the Company's Board since June 2016. Mr. Rendino is a financial services leader with three decades of Wall Street experience in capital markets, value investing and global equity markets. For over twenty years, Mr. Rendino worked on one fund, Basic Value Fund, with a consistent Graham and Dodd focus, at the same firm, BlackRock/Merrill Lynch. He was the value team leader, overseeing 11 funds and $13 billion in assets, a member of BlackRock's Leadership Committee and a frequent contributor to CNBC, Bloomberg TV, Fox Business, The New York Times and The Wall Street Journal. For the entirety of his money management career, Mr. Rendino ranked in top quartile and beat competitor average and SPX by over 100 basis points. He received numerous Lipper awards for Investment Excellence during his tenure. Since March 2019, Mr. Rendino has served as a member of the Board of Directors of Synacor, Inc., a portfolio company in which we have an investment. From November 2017 to August 2019, Mr. Rendino served as a member of the Board of Directors of TheStreet, Inc., a portfolio company in which we had an investment. From May 2016 to February 2018, Mr. Rendino served on the board of directors of Rentech Inc. Mr. Rendino graduated from the Carroll School of Management at Boston College (B.S.). We believe that Mr. Rendino is qualified to serve on our Board because of his extensive experience in the financial services industry.

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Parker A. Weil. Mr. Weil, age 54, has served as a member of our Board since July 2017. Since August 2018, Mr. Weil has served as Vice Chairman of Investment Banking at Cowen and Company. Cowen Inc. (NASDAQ:COWN) is a diversified financial services firm that operates through Cowen and Company, a broker dealer, and an investment management division. In addition to Investment Banking, Cowen and Company also offers equity and credit research, sales and trading, and a wide array of institutional services capabilities. From June 2012 to April 2018, Mr. Weil served as Managing Director of investment banking for Stifel Financial Corp. During his almost 30+ years in investment banking, he has served as an advisor, underwriter and placement agent on numerous initial public offerings, add-on financings and merger and acquisition transactions. He has worked with companies in a wide range of industries including Energy, Power, Industrials, Telecommunications and Business Services. Mr. Weil has served on the board of trustees of the Ridgewood Lacrosse Association, Maroons Soccer Club and Ridgewood Education Foundation. Mr. Weil graduated from the University of Pennsylvania (B.A.) and the Kellogg Graduate School of Management at Northwestern University (M.B.A.). Mr. Weil is qualified to serve on our Board because of his extensive financial and investment banking experience. His experience as a senior manager in finance-related businesses further qualifies him to be the Chairman of our Compensation Committee.

Board and Committees

In 2019, there were five meetings of the Board. ~~No~~The Company does not have a formal policy regarding attendance of directors at board or committee meetings, though directors are strongly encouraged to attend each board meeting, as well as each meeting of any board committees of which they are a member. The Company notes that no director attended fewer than 75 percent of the total Board and committee meetings on which he or she served in 2019.

Board Leadership Structure

The Board does not require the separation of the offices of the Chairman of the Board and the Chief Executive Officer. The Board believes it should be free to choose its Chairman of the Board in any way that it deems best for the Company at any given point in time. Mr. Rendino, the current Chairman of the Board and Chief Executive Officer, is an "interested person" of the Company (as defined in Section 2(a)(19) of the 1940 Act). At present, the Board believes that Mr. Rendino's service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Rendino possesses detailed and in-depth knowledge of the day-to-day and overall issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters.

Mr. Rendino's combined role enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareholders, employees, and portfolio companies. The Board also believes that combining the Chairman of the Board and Chief Executive Officer roles is appropriate given our current asset size.

The Board members also believe that the Lead Independent Director plays an important role and fulfills most of the benefits to the Company of having an independent Chairman without the full expense of hiring an independent Chairman. The Lead Independent Director's duties include acting as a liaison between the independent directors and the Chairman regarding any specific feedback or issues, providing the Chairman with input regarding agenda items for Board and committee meetings, coordinating with the Chairman to provide information to the independent directors regarding their duties, coordinating the activities of the independent directors, including performing the role of Chairman of the Independent Directors Committee, coordinating the agenda for and moderating sessions of the Board's independent directors and other non-employee directors, and facilitating communications between the other members of the Board, between the Board and senior management, and between the Chief Compliance Officer and the Board. The Board believes that this approach appropriately and effectively complements the combined Chief Executive Officer/Chairman structure.

In addition, three of the five Directors, other than Mr. Rendino and Mr. Wolfe, are independent, and the Board believes that the independent directors provide effective oversight of management. Moreover, in addition to feedback provided during the course of Board meetings, the independent directors have regular executive sessions.

10

potential conflicts of interest, diversity, age, skills, including risk assessment skills and specific past experience or particular expertise that would be useful to the Company, and industry backgrounds and knowledge in the context of the needs of the Board and the Company. The Nominating Committee also considers the ability of current and prospective directors to devote sufficient time to performing their duties in an effective manner. Directors are expected to exemplify the highest standards of personal and professional integrity and to constructively challenge management through their active participation in meetings. In particular, the Nominating Committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of the Company's business.

While the Company's Corporate Governance Guidelines do not prescribe diversity standards, as a matter of practice, the Nominating Committee considers diversity in the context of the Board as a whole and takes into account the personal characteristics (gender, ethnicity, age) and experience (skills, industry, professional, public service) of current and prospective directors to facilitate Board deliberations that reflect a broad range of perspectives. The Board believes that director nominees should not be chosen nor excluded solely or largely because of age, race, color, gender, national origin or sexual orientation or identity. Most importantly, the Board believes that diversity of experience is an important factor to consider when evaluating nominees because of the breadth of our business as a publicly traded, ~~venture capital firm, operating as a business development company in many different industries relating to life sciences~~registered closed-end fund.

The Nominating Committee evaluates all candidates for the Board based on the above qualifications, regardless of whether the candidate was nominated by an officer, Board member or shareholder. The Nominating Committee also conducts annual reviews of current directors whose terms are nearing expiration, but who may be proposed for re-election, by reviewing the considerations described above and past contributions to the Board.

The Nominating Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Nominating Committee, a shareholder must submit the recommendation in writing and must include:

- The name of the shareholder and evidence of the person's ownership of shares of the Company, including the number of shares owned and the length of time of ownership;

- The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of the Company and the person's consent to be named as a director if selected by the Nominating Committee and nominated by the Board; and

- If requested by the Nominating Committee, a completed and signed directors' questionnaire.

The shareholder recommendation and information described above must be sent to the Company's Secretary, c/o 180 Degree Capital Corp., 7 N. Willow Street, Suite 4B, Montclair, NJ 07042, and must be received by the Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of shareholders or, if the meeting has moved by more than 30 days, a reasonable amount of time before the meeting. See "What Are the Deadlines to Nominate Directors or to Propose Other Business for Consideration at the 2021 Annual Meeting of Shareholders?" above for more information about shareholder nominations.

Preliminary interviews of director candidates may be conducted by the Chairman of the Nominating Committee or, at his request, any other member of the Nominating Committee or Board, the Lead Independent Director and the Chairman of the Board. Background material pertaining to director candidates is distributed to the members of the Nominating Committee for their review. Director candidates who the Nominating Committee determines merit further consideration are interviewed by the Chairman of the Nominating Committee and such other Nominating Committee members, directors and key senior management personnel as determined by the Chairman of the Nominating Committee. The results of these interviews are considered by the Nominating Committee in its deliberations. We do not currently pay any third party a fee to assist in the process of identifying and evaluating candidates.

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SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

(Proposal No. 3)

PricewaterhouseCoopers LLP ("PwC") has been selected as the independent registered public accounting firm by our Audit Committee and ratified by a majority of our Board, including a majority of the independent directors by vote cast in person, to audit the accounts of the Company for and during the Company's fiscal year ending December 31, 2020. This selection is subject to ratification or rejection by the shareholders of the Company. The Company knows of no direct or indirect financial interest of PwC in the Company.

Representatives of PwC will not attend the Annual Meeting in person but will have the opportunity to make a statement if they desire to do so and will be available to respond to questions by telephone.

Fees Paid to PwC for 2019 and 2018

PwC performed various audit and other services for us during 2019 and 2018. The following table presents a summary of the 2019 and 2018 fees billed by PwC:

	Fiscal Year Ended December 31, 2019	Fiscal Year Ended December 31, 2018
Audit Fees	$ 247,471	$ 217,490
	~~$ 245,000~~	
Audit-Related Fees	0	0
Tax Fees	43,000	62,500
All Other Fees	$ 1,919	2,009
	~~[0]~~	
Total Fees	**[$ 292,390]**	**$ 281,999**
	~~**[$ 288,000]**~~	

Audit Fees

Audit fees include fees for professional services rendered by PwC in connection with its annual audit of the Company's consolidated financial statements and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." This includes fees billed for issuances of consents for Registration Statements and consultation regarding financial accounting standards and reporting standards. The Company incurred no audit-related fees for the fiscal years ended December 31, 2018 and 2019.

Tax Fees

Tax fees consist of fees billed for professional services for corporate and subsidiary tax compliance, tax advice and tax planning. These services included assistance regarding federal, state, local and international tax compliance.

All Other Fees

All other fees would include fees for products and services other than the services reported above. In 2018 and 2019, these services included an accounting research tool licensed from PwC.

The Audit Committee has determined that the provision of non-audit services that were provided during 2019 is compatible with maintaining PwC's independence in performing audit services for the Company.

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